

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2018

David Parkinson
President and Chief Executive Officer
ESSA Pharma Inc.
Suite 720, 999 West Broadway
Vancouver, British Columbia V5Z 1K5

      Re: ESSA Pharma Inc.
            Registration Statement on Form F-3
            Filed January 22, 2018
            File No. 333-222654

Dear Mr. Parkinson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at (202) 551-6761 with any questions.

                    Division of Corporation Finance
                    Office of Healthcare & Insurance

cc: Riccardo A. Leofanti, Esq.